May 17, 2006

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Reidler

Re:	Achillion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated April 27, 2006 (the “Letter”), from Jeffrey Reidler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

FORM S-1

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:	The Company does not intend to include graphic, visual, or photographic information in its Registration Statement. If the Company determines it is desirable to do so, it will promptly provide such materials to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments in the event the Company provides any such material.

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Securities and Exchange Commission

May 17, 2006

Response:	The Company has not yet included a price range in the prospectus. The Company acknowledges that it must file a pre-effective amendment including a price range prior to circulating the prospectus and further acknowledges that once a price range is provided the Staff may have further comment.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:	The Company acknowledges the Staff’s interpretation regarding the parameters of a “bona fide” price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.

4.	Comments related to your request for confidential treatment will be delivered under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:	The Company acknowledges that the Staff will not be in a position to consider an acceleration request with respect to the Registration Statement until all Staff comments relating to the confidential treatment request have been resolved.

Prospectus Summary

Overview, page 1

5.	We note from the “Risks Associated with Our Business” section on page 3 and from “All of our drug candidates are still in the early stages of development…” on pages 9-10 that you do not currently have any approved products on the market and you do not expect to have any such products for at least several years. Please disclose this information in the “Overview” section of your Prospectus Summary.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 1 of the prospectus.

6.	Throughout your filing you have included statements relating to the market in which you expect your products to compete. Please revise to indicate the sources of information you have relied on in making these statements and provide us with copies of these reports. These copies should be marked to indicate the information supporting your statements.

Response:	The Company is supplementally providing the Staff, as Annex A to this letter, industry data supporting the statements in the Registration

Securities and Exchange Commission

May 17, 2006

Statement relating to the market in which the Company expects its products to compete. In addition, the Company has revised the disclosure to indicate the sources of information it has relied on in making these statements. Please see pages 2, 3, 47, 52, 57 and 60 of the prospectus.

Our Drug Candidates, page 1

7.	Since your products will not initially be approved throughout the world, please revise the market size estimates so that they reflect only the markets in which the products will be approved initially, which we presume will be only the United States since the filing discusses only U.S. clinical trials. Cite a specific source for these market-size figures. Similarly revise the market size discussions on pages 43,48, 53, and 56 in the Business section, citing a specific source for each dollar figure cited.

Response:	The Company advises the Staff that it is the intention of the Company to commercialize its drug candidates on a worldwide basis. The Company is currently conducting clinical trials in the United States and Europe, and the Company believes the results of these clinical trials will be relevant for securing regulatory approvals in other foreign jurisdictions. The Company intends to pursue regulatory approvals in such jurisdictions as soon as practicable, and it believes that the worldwide data disclosed in the prospectus are relevant to potential investors.

The Company has revised the Registration Statement to cite specific sources for market-size figures in response to the Staff’s comment. Please see pages 47, 52, 57 and 60 of the prospectus.

Risk Factors

We will need substantial additional capital to fund our operations….page 6

8.	The second half of the first paragraph of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 6-7 of the prospectus.

If we are not able to attract and retain key management….page 9

9.	Please identify the “key members of [your] senior management,” which you reference in the third sentence of this risk factor.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the prospectus.

Securities and Exchange Commission

May 17, 2006

Our business has a substantial risk of product liability claims….page 9

10.	Please disclose the coverage limitation for your clinical trial insurance.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the prospectus.

If clinical trials for our drug candidates are prolonged….page 11

11.	We note you discuss delays in patient enrollment in the second paragraph of this risk factor. If any other of the items listed in the bullet points has materially delayed the development of any of your products, please discuss the situation.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that, except for the delays in patient enrollment, none of the items listed in the bullet points in the risk factor referenced above has materially delayed the development of any of the Company’s products.

Litigation regarding patents, patent applications….page 18

12.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the Company is not aware that it has any intellectual property that is being infringed upon. The Company further advises the Staff that it has not been notified of a third party’s belief that the Company is infringing on a third party’s intellectual property.

13.	Please disclose who has the obligations to take necessary actions to protect patents under your license and collaboration agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 18 of the prospectus.

Our costs will increase significantly as a result of operating….page 23

14.	As currently worded, this risk factor could apply to any public company. If you keep it in your document, please revise it so it is specific to your situation.

Response:	The Company has removed the risk factor referenced above from the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 17, 2006

Use of Proceeds, page 25

15.	Please state approximately how much funds you plan to use for each of the purposes listed. Please also state your reasonable estimate as to which stage of development you expect these proceeds will take you as to elvucitabine and ACH-806.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 25 of the prospectus.

16.	Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 25 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 32

17.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Please disclose the following information for each of your major research and development projects:

•	The costs incurred during to date for the project;
•	The anticipated completion dates;
•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
•	The period in which material net cash inflows from significant projects are expected to commence

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 34 of the prospectus.

Securities and Exchange Commission

May 17, 2006

Critical Accounting Policies

Stock-Based Compensation, page 34

18.	We note throughout your filing you reference an unrelated third-party valuation firm. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent appraiser and provide the consent of the appraiser in the registration statement.

Response:	The Company has revised the Registration Statement to include the name of the unrelated third-party valuation firm. Please see page 38 of the prospectus. The Company has filed the consent of the independent appraiser as Exhibit 23.3 to Amendment No. 1.

Liquidity and Capital Resources, page 38

19.	We note you have received approximately $10.5 under debt facilities. Please identify the lender, interest rate, maturity date, and any other material terms for each facility, and file each agreement as an exhibit to your registration statement.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 43 of the prospectus. The Company has filed the agreements for the debt facilities referenced above as Exhibits 10.12, 10.13, 10.27 and 10.28 to Amendment No. 1.

Business

Our Drug Candidates, page 47

20.	We note you plan to do a proof-of-concept trial for ACH-806. Please explain what a proof-concept trial is and how it fits into the typical three-phase clinical trial process.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 58 of the prospectus.

Collaborations and Licenses

Gilead Sciences, page 60

21.	We note you “have a one-time option to participate on a limited basis in the marketing effort in the United States.”

•	Please discuss this option in more detail, including when the option becomes exercisable and the extent to which you will have the right to market ACH-806 if you exercise the option.

Securities and Exchange Commission

May 17, 2006

•	Please state the extent to which you will share in the revenues from sales of ACH-806 in the United States if you exercise the option and if you do not exercise the option.
•	Quantify the cap on costs related to the research program through proof-of-concept.
•	Finally, please revise your summary to clarify that Gilead has exclusive marketing and commercialization rights.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 64-65 of the prospectus.

The Company acknowledges the Staff’s comment requesting disclosure of the cap on costs related to the research program through proof-of-concept. The Company respectfully submits that disclosure of this cap is not material to an understanding of the Company’s business and may, in fact, be misleading, since the Company and Gilead Sciences may agree, at any time, to increase or decrease the dollar amount of the research cost cap.

Further, the Company believes that disclosure of the research cost cap would competitively disadvantage the Company, because the Company’s competitors would find such disclosure valuable in estimating how much money and time the Company plans to invest in the drug candidates covered by the collaboration agreement with Gilead Sciences.

Finally, the Company believes that disclosure of this information may compromise the Company’s ability to negotiate future collaborative partnerships with third parties, as such third parties may require that the Company commit to any new collaboration at least the same resources committed to the Gilead collaboration.

Vion Pharmaceuticals/Yale University, page 61

22.	Please state the aggregate milestone payments you may be obligated to make. Also, if the agreement requires any minimum royalty payments, disclose the amount.

Response:	The Company has revised the Registration Statement to state the aggregate milestone payments it may be obligated to make. Please see page 65 of the prospectus. The Company advises the Staff that the agreement does not require any minimum royalty payments.

23.	If any amounts have been paid to date, including an initial licensing fee, please quantify these amounts.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 65 of the prospectus.

Securities and Exchange Commission

May 17, 2006

Emory University, page 61

24.	Please quantify all amounts paid to date and quantify the milestone payments you may be obligated to make. Also, disclose the dollar amount of license maintenance payments and the amount of any minimum royalty payments. Finally, disclose the agreement’s duration.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 65-66 of the prospectus. The Company advises the Staff that the agreement does not require any minimum royalty payments.

University of Maryland Baltimore County, page 61

25.	Please clarify what you mean by “screening methodology and additional drug targets within the HIV capsid protein.”

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 66 of the prospectus.

26.	Please quantify all amounts paid to date and the aggregate milestone payments you may be obligated to make. Also, if the agreement requires any minimum royalty payments, disclose the amount. Finally, disclose the duration and termination provisions.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 66 of the prospectus. The Company advises the Staff that the agreement does not require any minimum royalty payments.

UMBC and Howard Hughes Medical Institute, page 61

27.	Please state this agreement’s duration, termination provisions, and any other material rights or obligations.

Response:	The Company advises the Staff that the research agreement is no longer in effect. The Company has revised the Registration Statement to remove the description of this agreement.

28.	Please explain who has ownership rights of any novel inhibitors identified during the course of this collaboration.

Response:	The Company advises the Staff that the research agreement is no longer in effect. The Company has revised the Registration Statement to remove the description of this agreement.

Securities and Exchange Commission

May 17, 2006

Note 9, Preferred Stock, page F-17

29.	You disclose that the preferred shares convert into common stock at the initial conversion price, subject to adjustment. Please clarify the terms that allow for adjustments to the conversion price and whether you believe these adjustments lead to an obligation to issue a variable number of shares which would require liability classification under paragraph 12 of SFAS 150.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-20 of the prospectus.

Note 10, Common Stock, Stock Options and Warrants, page F-19

30.	Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2005 through the date of your response. In addition, please disclose the following in the financial statements for each issuance:

•	The date of each issuance;
•	The number of options granted or shares issued;
•	The exercise price or per share amount paid;
•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
•	The intrinsic value, if any, per option;
•	The amount of any compensation expense recognized;
•	The method used in valuing the issuance;
•	Whether the valuation was contemporaneous or retrospective

If the valuation was not performed contemporaneously, please disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments:

•	A discussion of significant factors, assumptions, and methodologies used in determining fair value
•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation
•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist

Securities and Exchange Commission

May 17, 2006

Response:

Overview

The Company’s estimate of fair value at the date of each option grant is made by management and the board of directors in good faith, taking into consideration all factors known at that time, including scientific progress and goals, comparable company values, public and private equity market conditions, and, in 2005, the valuation analysis of Fletcher Spaght, Inc., an independent third-party valuation firm. The Company believes that the valuation of its common stock, as determined in October 2005 by the Company with the assistance of Fletcher Spaght, remained appropriate throughout 2005 and the first calendar quarter of 2006 based on (a) limited progress toward key, value-generating milestone achievements in the Company’s scientific programs and (b) lack of success in its financing activities. Further, the Company believes that provisions enhancing the terms of the most recently issued preferred stock, Series C-2, support the higher Series C-2 issuance price.

Financial History

The table below outlines the Company’s historical preferred stock financings:

SECURITY	AMOUNT RAISED	ORIGINAL ISSUANCE DATE	PREF SHARE VALUE	VALUE DETERMINED BY	COMMON SHARE VALUE

Series A	$250,000	Aug 1998	$1.00	Arm’s length	$0.01

Series B	$24 million	Feb 2000	$1.50	Arm’s length	$0.15

Series C	$41 million	Nov 2001	$1.81	Arm’s length	$0.20

Series C-1	$2 million	Nov 2004	$0.88	Management and Board, with third-party valuation firm	$0.50

Series C-2	$35 million	Nov 2005	$1.50	Inside investors	$0.50

During 2005, the Company engaged Fletcher Spaght to assist the Company’s board of directors in assessing the market value of the Company’s common stock as of November 2004. This valuation analysis utilized the methods outlined in the prospectus, as well as the AICPA Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation. For purposes of determining the market value of common stock, the board of directors considered company specific information, comparable companies, market conditions and the analysis of Fletcher Spaght, and determined that the market value of the Company’s common stock throughout 2005 was $0.50 per share. The Company’s board of directors made this valuation assessment based on feedback on the Company’s value from third-party prospective investors during fund-raising activities during 2005, as well as the absence of value accreting business or scientific milestones during the intervening period from the independent valuation through March 31, 2006.

Securities and Exchange Commission

May 17, 2006

Recent Fund-Raising History

After a period of retrenchment following the identification of clinical issues associated with elvucitabine in 2003, Achillion’s management sought financing throughout 2004. Despite numerous meetings with potential venture investors, none put forward a term sheet. Those investors who seriously considered an investment indicated to management that the valuation for the Company would be in the range of $40 million. Recognizing that the value of the Company declined precipitously during 2003, the Company’s then current investors were unwilling to accept the dilution associated with that $40 million level (the Company had raised $65 million from inception through November 2001). Operationally, cash balances were limited throughout 2004, and as a result, the Company funded its operations with bridge loans from inside investors.

The Company continued its fund-raising efforts during 2005. Seeking to raise $20 million (in addition to a $10 million bridge facility received in 2004), the Company engaged in discussions with more than sixty potential investors and had meetings with at least half of them. Investors ranged from traditional venture investors to mutual and hedge fund investors.

During the summer of 2005, three potential investors verbally put forward indications of interest at pre-money valuation levels of about $40 million, or $0.72 per preferred share, which was approximately 20% less than the value at the end of 2004, as determined by management with the assistance of Fletcher Spaght. Those investors who engaged in due diligence (eighteen funds) indicated through discussions with the Company that the reason they would not invest at the desired pre-money valuation was that, while Achillion’s programs showed promise, key milestone achievement would be necessary to obtain a valuation in excess of $40 million. Particularly, investors noted that given elvucitabine’s history of hematological adverse events at high doses, positive lower-dose clinical data with elvucitabine as a single agent would be critical to further investment.

From these discussions, the Company received only one term sheet in March 2005, from a venture capital investor at a pre-money valuation of $50 million and with exceptionally punitive terms. With preferred stock values flat or decreasing, management and the Company’s board of directors believed it was not appropriate to increase the fair value of the Company’s common stock from the $0.50 per share value determined with the assistance of Fletcher Spaght.

To bolster its fund-raising efforts, in September 2005 the Company engaged a placement agent to assist in raising $20 million at a pre-money valuation of at least $80 million. The placement agent was incentivized to complete the financing through the receipt of a success fee, payable only upon completion of the financing. However, only one investor meeting resulted from the placement agent’s efforts over several weeks.

In November 2005, the Company closed a series C-2 equity round with existing investors at a pre-money valuation of $80 million, or $1.50 per share. Since the round’s pricing was determined by inside investors, cash invested to date was used to determine an

Securities and Exchange Commission

May 17, 2006

enterprise value of $80 million, or $1.50 price per preferred share. This price, higher than the $0.88 per share value determined in late 2004 (based upon a $50 million enterprise value), is supported by the more favorable terms of the C-2 security, including a 2X liquidation preference vs. the 1X preference offered in other series, a liquidation preference senior to all other series and twice the dividend rate of the Company’s previously issued preferred stock. Since these benefits were not made available to common stockholders, no change from the $0.50 per share common value was made.

Equity Transactions from January 1, 2005 through December 31, 2005

Equity transactions during 2005 included:

•	the issuance of approximately 11 million shares of Series C-2 on November 17, 2005 at $1.50 per share (7.5 million of which represented conversion of bridge notes);

•	the issuance of options to employees to acquire 2,088,000 shares of common stock, of which 2,021,000 were issued at $0.50 per share on December 20, 2005, in connection with the Company’s recurring annual compensation adjustments; and

•	the issuance of warrants for the purchase of 166,666 shares of Series C-2 to two lenders at $1.50 per share on December 30, 2005.

Since management’s assessment of fair value as of the end of 2004, management and directors of the Company have continued to assess the Company’s value and have determined that, while the Company has been in a period of program initiation, there has not been achievement of any key significant scientific or business milestones which would translate into a material increase in the Company’s enterprise value.

Specifically, during 2005, the Company’s programmatic efforts were focused on three mid-term goals, all of which would yield a high level of strategic value if successful:

•	completing phase II clinical trials with favorable results for its lead drug candidate, elvucitabine, for HIV;

•	achieving proof-of-concept with ACH-806 for HCV infection; and

•	filing an IND on ACH-702 for resistant bacterial infections and beginning human clinical testing.

While the Company continued its discovery and clinical research efforts to attain these milestones, no scientific milestones were achieved during 2005 or early 2006. Specifically:

•	In the elvucitabine HIV program, phase II clinical trial protocols were developed, clinical research organizations were engaged and regulatory and ethics approvals were obtained for three phase II clinical trials. One of three major clinical trials had

Securities and Exchange Commission

May 17, 2006

been initiated in December 2005, but patient dosing did not begin until February 21, 2006. The trial data remained unblinded at March 31, 2006 and was not unblinded until April 28, 2006, and the Company is in the process of reviewing and analyzing the trial data. The other two trials began screening in January 2006 and April 2006, respectively, and results from those trials are not expected until the second half of 2006.

The results pending from the first two elvucitabine clinical trials represent low-dose proof-of-principle in different HIV patient populations, and are critical in determining the efficacy of elvucitabine in infected patients at safe dosing levels. Without positive results in one or both of these first two trials, further development of the drug candidate would likely be terminated, and the Company’s initial public offering will not move forward. Because of the pivotal nature of these trials, the valuation of the Company upon the effectiveness of its registration statement will depend significantly on their outcome. These trials are relatively short in duration but remained blinded and results were not known as of March 31, 2006. Accordingly, the Company had no insight into the trial results and could not determine the resulting change in value from any potentially positive outcome.

•	In the ACH-806 HCV program (now partnered with Gilead Sciences, but for which Achillion retains the lead development role through proof-of-concept), phase I safety trials were initiated but not completed as of March 31, 2006. Instead, the scope of those phase I trials was expanded in order to address certain protein elevations seen in the first patients. Initiation of a phase Ib/II proof-of-concept study, originally scheduled to begin in 2005, was delayed to begin in spring 2006. This delayed proof-of-concept trial is another major factor in determining corporate valuation, particularly as companies with competing HCV small molecules in development (such as Vertex, Idenix and BI) continue to announce progress in their programs.

•	In the ACH-702 antibiotic program, a compound that was a promising late-entrant into the final candidate selection process was determined to require more animal model testing before designation as a clinical candidate, delaying initiation of IND enabling pre-clinical studies. Finalization of IND enabling studies and the filing of an IND would be another value driving event for Achillion.

Securities and Exchange Commission

May 17, 2006

Because of the early stage and small size of these trials, it is the Company’s experience that only the completion of the trials and the receipt of favorable, reportable results from these trials will produce measurable increases in value. We note that there is historical precedent for significant step-up in valuation for companies that deliver favorable early phase IIa clinical data in the HIV market. The table below reflects recent examples:

COMPANY	PERIOD	RESULTS	VALUE INCREASE

Panacos (PANC)	mid-2005	Positive Phase IIa results in HIV infected patients	99%

Incyte (INCY)	mid-2005	Positive Phase IIa results in HIV infected patients	47%

Tanox (TNOX)	mid-2005	Positive Phase IIa results in HIV infected patients	42%

We also note that an internal valuation of portfolio companies by one of Achillion’s venture investors, performed with the assistance of a valuation firm, placed the valuation of Achillion at $65 million as of December 2005, following the Series C-2 financing.

Equity Transactions from January 1, 2006 through March 31, 2006

The November 2005 issuance of Series C-2 at $1.50 per share, or $80 million pre-money aggregate value, was designed to be a mezzanine round to bridge the Company to another significant financing transaction, potentially an initial public offering, in the first half of 2006. The Company, however, found it necessary to take in two additional tranches of that same financing in March and May 2006 in order to alleviate its lack of liquidity and the resulting going concern audit opinion. Without adequate liquidity, the Company’s ability to execute against its scientific and business objectives was severely hampered. Aside from these additional tranches, there were no other material equity issuances from January 1, 2006, through the date of this response.

Based upon the Company’s financing history, the Company’s own assessment of financial market conditions and discussions with various financial advisors, the Company believes that its pre-money valuation may range from $120 million to $150 million (which would equate to a common stock equivalent of $1.22–$1.53 per share) in the public offering. The Company further believes that, among other things, establishing proof-of-principle in one of the two pending elvucitabine clinical trials would be an absolute requirement to attaining the minimum valuation in this range, and that without such positive outcome, the offering could not proceed. As the Company’s second clinical compound (ACH-806) is partnered with Gilead Sciences, its ultimate value to Achillion is capped by the terms of the Company’s collaboration agreement with Gilead Sciences. Other programs in the Company remain very early stage.

Securities and Exchange Commission

May 17, 2006

In summary, due to the lack of significant milestone achievement in its scientific programs and its continued financial challenges, the Company believes that $0.50 per common share remained an appropriate value for common stock through 2005 and into early 2006. Further, the Company believes that the issuance of Series C-2 at $1.50 per share is supported by the 2X senior liquidation preference and dividend rate for that security. The Company believes that this $1.50 per share is higher than that which would be paid if current investors had not led the financing, as evidenced by the inability of the Company to obtain desired terms from new investors as late as April 2006.

The Company further believes that proof-of-principle in the Company’s lead elvucitabine program, when coupled with completion of phase I clinical trials of ACH-806 with pending proof-of-concept trials, and progress in IND enabling studies in its antibacterial program, will have a demonstrable impact on value from the current level to the public offering price.

Item 16, Exhibits and Financial Statement Schedules, page II-4

31.	We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

Response:	The Company has filed additional exhibits with Amendment No. 1. The Company will file its remaining exhibits in a future amendment to the Registration Statement. The Company acknowledges that the Staff may have further comments after reviewing such exhibits.

32.	Agreements filed pursuant to Item 601(b)(10) of Regulation S-K are typically material enough that their principal terms should also be discussed in the body of the filing. In your response letter, please tell us the page numbers on which exhibits 10.12, 10.13, 10.27, and 10.28 are discussed.

Response:	The Company advises the Staff that exhibits 10.12, 10.13, 10.27, and 10.28 relate to the Company’s debt facilities, which are discussed on pages 43, F-17 and F-18 of the prospectus. The Company has filed additional exhibits relating to its debt facilities with Amendment No. 1 as referenced in the response to comment 19 herein.

As indicated during a telephone conversation between Ms. Mazur of this office and Mr. Belliston, the Company is providing the following information supplementally. The Company advises the Staff that, subsequent to the initial filing of the Registration Statement, it sold securities in private placements described in Item 15 of the Registration Statement. The Company does not believe the private placements should be integrated with the public offering contemplated by the Registration Statement. In making its determination, the Company has relied on the position of the Commission with respect to integration of private and public offerings expressed in the Commission’s letters to Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992).

Securities and Exchange Commission

May 17, 2006

On May 12, 2006, the Company issued 9,166,667 shares of Series C-2 Convertible Preferred Stock in a private placement to Gilead Sciences, Inc. (“Gilead”), a current stockholder of the Company, International Biotechnology Trust plc. (“IBT”), an affiliate of a current stockholder of the Company, Pound Capital Corporation (“Pound”) and Capital Ventures International (“CVI”). In connection with these sales, Gilead, IBT, Pound and CVI made representations upon which the Company relied in concluding that the offering was a valid private placement and that it should not be integrated with the public offering contemplated by the Registration Statement, including, with respect to Gilead and CVI, to the effect that each is a qualified institutional buyer, as defined in Rule 144A of the Securities Act (a “QIB”) and, with respect to IBT and Pound, to the effect that each of IBT and Pound owns and invests on a discretionary basis, for its own account, at least $100 million in securities. Based on these representations, the Company concluded that IBT and Pound are large institutional accredited investors.

The Company believes, and we concur in this view, that the private placement to the investors listed above is consistent with the policy expressed by the Commission in the Black Box and Squadron Ellenoff no-action letters and should not be integrated with the offering contemplated by the Registration Statement because the securities were issued to two QIBs and two large accredited institutional investors in a valid private placement.

On May 12, 2006, the Company issued two warrants to purchase 83,333 shares of Series C-2 Convertible Preferred Stock in a private placement. This private placement was made in connection with the Company drawing down additional funds pursuant to a debt facility established in December 2005 with Oxford Finance Corporation (“Oxford”) and General Electric Capital Corporation (“GE”). The Company did not receive any cash consideration in exchange for the issuance of the warrants. In connection with this private placement, Oxford and GE each made representations upon which the Company relied in concluding that the offering was a valid private placement and should not be integrated with the public offering contemplated by the Registration Statement, including to the effect that each of Oxford and GE is a QIB.

The Company believes, and we concur in this view, that the issuance of the warrants to GE and Oxford is consistent with the policy expressed by the Commission in the Black Box and Squadron Ellenoff no-action letters and should not be integrated with the public offering contemplated by the Registration Statement because the securities were issued to two QIBs in a valid private placement.

Securities and Exchange Commission

May 17, 2006

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Susan Mazur of this firm at (781) 966-2005.

Very truly yours,

/s/ Steven D. Singer

Steven D. Singer

Enclosures

cc (w/encl.):      Michael D. Kishbauch

Mary Kay Fenton

Susan L. Mazur

Sarah Levendusky

Jonathan L. Kravetz

John W. Chambers